EXHIBIT 4(a)

FORM OF POLICY

Home Office: 4333 Edgewood Road N.E. Cedar Rapids, Iowa 52499 (319)355-8511

ANNUITANT:

OWNER(S):

POLICY NUMBER:

POLICY DATE:

WE AGREE

•	To provide annuity payments as set forth in Section 10 of this policy,

•	Or to pay withdrawal benefits in accordance with Section 5 of this policy,

•	Or to pay death proceeds in accordance with Section 9 of this policy.

These agreements are subject to the provisions of this policy. This policy is issued in consideration of the payment of the initial premium.

Withdrawals may be subject to an excess interest adjustment reflecting changes in interest rates in accordance with Section 5 of this policy. Transfers and amounts applied to an income option may also be subject to an excess interest adjustment in accordance with Sections 5, 8, and 10, respectively, of this policy.

20 DAY RIGHT TO CANCEL

You may cancel this policy by delivering or mailing a written notice or sending a telegram to us or your agent. You must return the policy before midnight of the twentieth day after the day you receive it. Notice given by mail and return of the policy by mail are effective on being postmarked, properly addressed, and postage prepaid.

We will pay you an amount equal to the sum of:

•	the premiums paid;

•	less prior withdrawals, if any; plus or minus

•	the accumulated gains or losses, if any, in the separate account on the date of cancellation;

unless otherwise required by law.

Signed for us at our home office.

SECRETARY	PRESIDENT

This policy is a legal contract between the policyowner and the Company.

READ YOUR POLICY CAREFULLY

FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY

INCOME PAYABLE AT ANNUITY COMMENCEMENT DATE

BENEFITS BASED ON THE PERFORMANCE OF THE SEPARATE ACCOUNT ARE

VARIABLE AND ARE NOT GUARANTEED

AS TO DOLLAR AMOUNT (SEE SECTIONS 6 AND 10C)

NON-PARTICIPATING

AV1117 101 185 104

SECTION 1 – DEFINITIONS

ADJUSTED POLICY VALUE - The policy value increased or decreased by any excess interest adjustment.

ANNUITANT - The person whose life annuity payments will be based on.

ANNUITY COMMENCEMENT DATE - The date the payments under an income option will begin. This date may be changed by the owner as described in Section 11.

CASH VALUE - The amount, defined in Section 5, that is available for partial or full surrenders.

CUMULATIVE EARNINGS - An amount equal to the policy value at the time a lump sum payout or systematic payout option payout is made, minus the sum of all premium payments reduced by all prior partial withdrawals deemed to have been from premium, if any.

CUSTODIAL CARE - Care designed essentially to help a person with the activities of daily living which does not require the continuous attention of trained medical or paramedical personnel.

DISTRIBUTION - A disbursement of funds from the policy value or cash value. Policy value and cash value will be reduced by any distribution.

EARNINGS - The gains, if any, in the policy value.

FIXED ACCOUNT GUARANTEED MINIMUM EFFECTIVE ANNUAL INTEREST RATE - The minimum guaranteed credited rate used to determine the fixed account portion of your policy value prior to the annuity commencement date. This rate will apply for the life of the policy and is shown on the Policy Data page.

GAINS - Cumulative earnings, if any, in the policy value.

HOSPITAL - An institution which 1) is operated pursuant to the laws of the jurisdiction in which it is located, 2) operates primarily for the care and treatment of sick and injured persons on an inpatient basis, 3) provides 24-hour nursing service by or under the supervision of registered graduate professional nurses, 4) is supervised by a staff of one or more licensed physicians, and 5) has medical, surgical and diagnostic facilities or access to such facilities.

INCOME OPTIONS - Options as described in Section 10.

INVESTMENT OPTIONS - Any of the guaranteed fixed account options and any of the subaccounts of the separate account

MINIMUM NONFORFEITURE INTEREST RATE - The interest rate shown on the policy data page and which is used to determine the minimum required cash value as defined in your state’s nonforfeiture law. This rate is not the credited rate used to determine your policy’s cash value, but rather to develop the minimum cash value required by the law of your state.

MINIMUM REQUIRED CASH VALUE - The minimum amount required to be paid on surrender in accordance with your state’s nonforfeiture law. This minimum value is calculated according to a method described in the law, which is different than the method described in the policy used to determine your policy’s cash value.

AVB1117	Page 2

SECTION 1 – CONTINUED

NURSING CARE - Care prescribed by a physician and performed or supervised by a registered graduate nurse. Such care includes nursing and rehabilitation services available 24 hours.

NURSING FACILITY - A facility which 1) is operated pursuant to the laws of the jurisdiction in which it is located, 2) provides care prescribed by a physician and performed or supervised by a registered graduate nurse on a 24 hour basis, or provides care designed essentially to help a person with the activities of daily living which does require the continuous attention of trained medical or paramedical personnel, and 3) is not, other than incidentally, a hospital, a home for the aged, a retirement home, a rest home, a community living center or a place mainly for the treatment of alcoholism, mental illness, or drug abuse.

PAYEE - The person to whom annuity payments will be made.

PHYSICIAN - Doctor of Medicine or Doctor of Osteopathy who is licensed as such and operating within the scope of the license.

POLICY ANNIVERSARY - The anniversary of the policy date for each year the policy remains in force.

POLICY DATE - The date shown on the Policy Data page of this policy and the date on which this policy becomes effective.

POLICY VALUE - Amount defined in Section 4, that can be used to fund one of the income options.

POLICY YEAR - The 12-month period following the policy date shown on the Policy Data page. The first policy year starts on the policy date. Each subsequent year starts on the anniversary of the policy date.

SEPARATE ACCOUNT - The separate investment account(s) established by us, as described in Section 6.

SUBACCOUNT - A division of the separate account, as described in Section 6.

SURRENDER - A partial or full withdrawal of funds from the policy value or cash value.

TERMINAL CONDITION - A condition resulting from an accident or illness which, as determined by a physician, has reduced life expectancy to not more than 12 months, despite appropriate medical care.

WITHDRAWAL - A disbursement of funds from the policy value or cash value. Policy value and cash value will be reduced by any distribution.

YOU, YOUR - The owner of this policy. Unless otherwise specified, the annuitant and the owner shall be one and the same person. If a joint owner is named, reference to “you” or “your” in this policy will apply to both the owner and joint owner.

AVB1117B	Page 2(A)

SECTION 2 – POLICY DATA

POLICY NUMBER:	ANNUITANT:

INITIAL PREMIUM
PAYMENT:	ISSUE AGE/SEX:	/

POLICY DATE:	OWNER(S):

ANNUITY
COMMENCEMENT	GUARANTEED
DATE:	MINIMUM
DEATH BENEFIT
	OPTION:	RETURN OF PREMIUM
BENEFICIARY:

Fixed Account Guaranteed Minimum Effective Annual Interest Rate:            1.50%

Minimum Nonforfeiture Interest Rate:            1.00%

Before the Annuity Commencement Date:

Mortality and Expense Risk Fee and Administrative Charge:            0.65%

After the Annuity Commencement Date:

Mortality and Expense Risk Fee and Administrative Charge:            0.60%

The amount paid on surrender will never be less than the greatest of the following three amounts: 1) 100% of premium payments made to the fixed account, less prior withdrawals and transfers from the fixed account, 2) cash value described in Section 5, and 3) minimum required cash value, described in Section 5, and determined in accordance with the provisions in your state’s nonforfeiture law at the time of issue.

AV1114SP	Page 3

SECTION 5 – CONTINUED

PARTIAL WITHDRAWALS

We will pay you a portion of the cash value as a partial withdrawal provided we receive your written request while the policy is in effect and before the annuity commencement date. Partial withdrawals will be deducted in proportion to the amount of policy value in each investment option unless you tell us otherwise. If your request for a partial withdrawal from any investment option is less than or equal to the cash value in that option, we will pay the amount of your request. However, if your request for a partial withdrawal from any investment option is greater than the cash value in that option, we will pay you the cash value of that investment option.

The gross partial withdrawal is the total amount which will be deducted from your policy value as a result of each partial withdrawal. The gross partial withdrawal may be more or less than your requested partial withdrawal amount, depending on whether excess interest adjustments apply at the time you request the partial withdrawal.

The formula for determining the gross partial withdrawal is as follows:

Gross Partial Withdrawal = R – E where:

R	is the requested partial withdrawal;

E	is the excess interest adjustment.

If any partial withdrawal reduces the cash value below $500, we reserve the right to pay the full cash value and terminate the policy.

We may (with prior authorization from the commissioner) delay payment of the cash value from the fixed account for up to 6 months after we receive the surrender or partial withdrawal request. If the annuitant dies before a surrender or partial withdrawal is processed, the request will be processed before the death proceeds are determined.

Partial withdrawals in the amount of the cumulative interest in the guaranteed period option(s) of the fixed account at the time of withdrawal may be withdrawn from the GPO(s) of the fixed account free of any excess interest adjustment.

Amounts withdrawn under one of the options below may reduce the amount available under another option. Excess interest adjustment may be waived as described below:

LUMP SUM

Beginning in the first policy year, partial withdrawals are available as lump sum distributions in one or more withdrawals during a policy year.

Any of these withdrawals taken from the fixed account in excess of cumulative earnings will be subject to an excess interest adjustment. The minimum withdrawal is $500.

SYSTEMATIC PAYOUT OPTION

Beginning in the first Policy Year, a Systematic Payout Option (SPO) is available on a monthly, quarterly, semi-annual or annual basis. At the time a SPO payout is made, such payout must be at least $50 and may not exceed the maximum of A and B, divided by the number of payouts made per year (e.g. 12 for monthly).

A	is the Cumulative Earnings, if any, in the Policy Value and

B	is an amount equal to 10% of the premium payments.

No Excess Interest Adjustment will apply to the SPO payout. Monthly and quarterly payouts must be sent through electronic funds transfer directly to a checking or savings account. You may start or stop SPO payouts at any time; however, 30 days’ written notice is required to stop SPO payouts.

Once you have elected a SPO, you must wait a minimum time before the first SPO payment: 1 month for monthly, 3 months for quarterly, 6 months for semi-annual, or 12 months for annual.

P1694	Page 6

SECTION 5 – CONTINUED

MINIMUM REQUIRED DISTRIBUTION

Partial withdrawals taken to satisfy minimum distribution requirements with respect to this policy under Section 401(a)(9) of the Internal Revenue Code are available.

Systematic minimum required distributions must be at least $50 or a lump sum distribution is available if systematic minimum required distributions are less than $50.

NURSING CARE AND TERMINAL CONDITION WITHDRAWAL OPTION

Beginning in the first policy year, if the owner or owner’s spouse (annuitant or annuitant’s spouse if the owner is not a natural person) has been 1) confined in a hospital or nursing facility for 30 consecutive days or 2) diagnosed as having a terminal condition and the confinement begins or diagnosis is made on or after the policy date, you may elect to withdraw all or a portion of the policy value without an excess interest adjustment. The minimum withdrawal under this option is $1000. This option is available even during the policy years other partial withdrawal options were exercised prior to nursing care.

For nursing care, we must receive each withdrawal request and proof of eligibility with each request no later than 90 days following the date that confinement has ceased, unless it can be shown that it was not reasonably possible to provide the notice and proof within the above time period and that the notice and proof were given as soon as reasonably possible. However, in no event, except the absence of legal capacity, shall the notice and proof be provided later than one year following the date that confinement has ceased. Proof of confinement may be a physician’s statement or a statement from a hospital or nursing facility administrator.

For a terminal condition, we must receive each withdrawal request and the applicable proof of eligibility no later than one year following diagnosis of the terminal condition. Proof of a terminal condition is required only with the initial withdrawal request and must be furnished by the owner’s, owner’s spouse’s, annuitant’s, or annuitant’s spouse’s physician.

UNEMPLOYMENT WAIVER

Beginning in the first policy year, you may withdraw all or a portion of the policy value free of any excess interest adjustment if the owner or owner’s spouse (annuitant or annuitant’s spouse, if the owner is not a natural person) becomes unemployed. In order to qualify, you 1) must have been employed full-time for at least two years prior to your becoming unemployed, 2) must have been employed full-time on your policy date, 3) must have been unemployed for at least 60 consecutive days at the time of withdrawal and 4) must have a minimum cash value at the time of withdrawal of $5000. Proof of unemployment will consist of providing us with a determination letter from the applicable State’s Department of Labor, which verifies that you qualify for and are receiving unemployment benefits at the time of withdrawal. The determination letter must be received by us no later than 15 days following the date of the withdrawal request.

GUARANTEED RETURN OF FIXED ACCOUNT PREMIUM PAYMENTS

Upon full surrender of the policy, you will always receive at least the premium payments made to, less prior withdrawals and transfers from, the fixed account.

MINIMUM VALUES

Benefits available under this policy, including any paid up annuity or death benefits that may be available, are not less than those required by any statute of the state in which the policy is delivered.

MINIMUM REQUIRED CASH VALUE

This amount is prescribed by your state’s minimum cash value law, and is the minimum amount required to be paid to you on surrender.

The minimum amount is determined differently than your policy’s cash value, and is described on the Policy Data page. The minimum amount is calculated according to a procedure specified in your state’s law using a prescribed Minimum Nonforfeiture Interest Rate, which will be fixed and not less than 1% (nor more than 3%) on the policy date, such .rate determined as follows:

On the policy date, the Minimum Nonforfeiture Interest Rate is equal to an “average Five Year Constant Maturity Treasury rate” less 1.25%, but the result will not be less than 1% nor more than 3%. The averaged rate is determined by averaging the daily Treasury rates for the first 10 business days of the month immediately preceding the calendar quarter in which your policy is issued. The average of these ten Treasury rates is rounded to the nearest 0.05% before the deduction of 1.25% occurs. For example, if your policy was issued on any business day during the third calendar quarter, your minimum nonforfeiture interest rate would be determined by averaging the first ten business days’ Five Year Constant Maturity Treasury rates for the month of June during the same calendar year, rounding that result to the nearest 0.05%, then deducting 1.25% (with the resulting rate not being less than 1% nor more than 3%).

PB1694	Page 7

SECTION 6 – SEPARATE ACCOUNT

SEPARATE ACCOUNT

We have established and will maintain one or more separate accounts, under the laws of the state of Iowa. Any realized or unrealized income, net gains and losses from the assets of the separate account are credited to or charged against it without regard to our other income, gains, or losses. Assets are put in the separate account for this policy, as well as for other variable annuity policies. Any separate account may invest assets in shares of one or more mutual fund portfolio, or in the case of a managed separate account, direct investments in stocks or other securities as permitted by law. Fund shares refer to shares of underlying mutual funds or prorata ownership of the assets held in a subaccount of a managed separate account. Fund shares are purchased, redeemed, and valued on behalf of the separate account.

The separate account is divided into subaccounts. Each subaccount invests exclusively in shares of one of the portfolios of an underlying fund. We reserve the right to add or remove any subaccount of the separate account.

The assets of the separate account are our property. These assets will equal or exceed the reserves and other contract liabilities of the separate account. These assets will not be chargeable with liabilities arising out of any other business we conduct. We reserve the right, subject to regulations governing the separate account, to transfer assets of a subaccount, in excess of the reserves and other contract liabilities with respect to that subaccount, to another subaccount or to our general account.

We will determine the fair market value of the assets of the separate account in accordance with a method of valuation, which we establish in good faith. Valuation period means the period of time from one determination of the value of each subaccount to the next. Such determinations are made when the value of the assets and liabilities of each subaccount is calculated. This is generally the close of business on each day on which the New York Stock Exchange is open. You bear the entire investment risk for all amounts you allocate to the separate account.

We also reserve the right to transfer assets of the separate account, which we determine to be associated with the class of policies to which this policy belongs, to another separate account. If this type of transfer is made, the term “separate account”, as used in the policy, shall then mean the separate account to which the assets were transferred.

We also reserve the right, when permitted by law, to:

(a)	deregister the separate account under the Investment Company Act of 1940;

(b)	manage the separate account under the direction of a committee at any time;

(c)	restrict or eliminate any voting rights of policy owners or other persons who have voting rights as to the separate account;

(d)	combine the separate account with one or more other separate accounts;

(e)	create new separate accounts;

(f)	add new subaccounts to or remove existing subaccounts from the separate account, or combine subaccounts; and

(g)	add new underlying mutual funds, remove existing mutual funds, or substitute a new fund for an existing fund.

V1587	Page 8

SECTION 6 – CONTINUED

The net asset value of a fund share is the per-share value calculated by the mutual fund or, in the case of a managed separate account, by the Company. The net asset value is computed by adding the value of the subaccount’s investments, cash and other assets, subtracting its liabilities, and then dividing by the number of shares outstanding. Net asset values of fund shares reflect investment advisory fees and other expenses incurred in managing a mutual fund or a managed separate account

CHANGE IN INVESTMENT OBJECTIVE OR POLICY OF A MUTUAL FUND

If required by law or regulation, an investment policy of the separate account will only be changed if approved by the appropriate insurance official of the state of Iowa or deemed approved in accordance with such law or regulation. If so required, the process for obtaining such approval is filed with the insurance official of the state or district in which this policy is delivered.

CHARGES AND DEDUCTIONS

The mortality and expense risk fee and the administrative charge are each deducted both before and after the annuity commencement date to compensate for changes in mortality and expenses not anticipated by the mortality and administration charges guaranteed in the policy. The service charge is deducted prior to the annuity commencement date only.

If the mortality and expense risk fee is more than sufficient, the Company will retain the balance as profit or may reduce this fee in the future.

ACCUMULATION UNITS

The policy value in the separate account before the annuity commencement date is represented by accumulation units. The dollar value of accumulation units for each subaccount will change from business day to business day reflecting the investment experience of the subaccount. Accumulation units shall be used to account for all amounts allocated to or withdrawn from a subaccount of the separate account as a result of premium payments, partial withdrawals, transfers, or fees and charges.

Transfers and premium payments allocated to the subaccounts will be applied to provide accumulation units in those subaccounts. The number of accumulation units purchased in a subaccount will be determined by dividing the dollar amount allocated to or transferred to that subaccount, by the value of an accumulation unit for that subaccount on the premium payment or transfer date.

The number of accumulation units withdrawn or transferred from the subaccounts will be determined by dividing the dollar amount withdrawn or transferred by the value of an accumulation unit for that subaccount on the withdrawal or transfer date.

We set the initial accumulation unit value for each subaccount. Subsequent accumulation unit values for each subaccount are determined by multiplying the accumulation unit value for the immediately preceding valuation period by the new investment factor of the subaccount for the current valuation period.

The net investment factor used to calculate the value of an accumulation unit in each subaccount for the valuation period is determined by dividing (a) by (b) and subtracting (c) from the result, where:

(a)	is the result of:

(1)	the net asset value of a fund share held in that subaccount determined as of the end of the current valuation period; plus

(2)	the per share amount of any dividend or capital gain distributions made by the fund for shares held in that subaccount if the ex-dividend date occurs during the valuation period; plus or minus

(3)	a per share credit or charge for any taxes reserved for, which we determine to have resulted from the investment operations of that subaccount

(b)	is the net asset value of a fund share held in that subaccount determined as of the end of the immediately preceding valuation period.

(c)

is a factor representing the mortality and expense risk fee and administrative charge before the annuity commencement date. This factor is less than or equal to, on an annual basis, the percentage shown on the Policy Data page of the daily net asset value of a fund share held in that subaccount.

Since the net investment factor may be greater or less than one, the accumulation unit value may increase or decrease.

VB1587	Page 9

SECTION 8 – CONTINUED

ASSET REBALANCING

Prior to the annuity commencement date, you may instruct us to automatically transfer amounts among the subaccounts of the separate account on a regular basis to maintain a desired allocation of the policy value among the various subaccounts offered. Rebalancing will occur on a monthly, quarterly, semi-annual, or annual basis, beginning on a date selected by you. You must select the percentage of the policy value desired in each of the various subaccounts offered (totaling 100%). Any amounts in the fixed account are ignored for the purposes of asset rebalancing. Rebalancing can be started, stopped or changed at any time. Asset rebalancing is not available while dollar cost averaging is in effect Rebalancing will cease as soon as we receive a request for any other transfer.

B.	TRANSFERS AFTER THE ANNUITY COMMENCEMENT DATE

After the annuity commencement date, you may transfer the value of the variable annuity units from one subaccount to another within the separate account or to the fixed account If you want to transfer the value of the variable annuity units, you must provide a signed notice, containing the facts that we need. We reserve the right to limit transfers between the subaccounts or to the fixed accounts to once per policy year.

The minimum amount which may be transferred is the lesser of $10 monthly income or the entire monthly income of the variable annuity units in the subaccount from which the transfer is being made. If the monthly income of the remaining units in a subaccount is less than $10, we have the right to include the value of those variable annuity units as part of the transfer.

After the annuity commencement date, no transfers may be made from the fixed account to any other investment options.

SECTION 9 – DEATH PROCEEDS

A.	DEATH PROCEEDS PRIOR TO ANNUITY COMMENCEMENT DATE

The amount of death proceeds will be the greatest of (a), (b), or (c), where:

(a)	is the policy value on the date we receive due proof of death and an election of a method of settlement;

(b)	is the cash value on the date we receive due proof of death and an election of a method of settlement; and

(c)	is the guaranteed minimum death benefit, if any, plus any additional premium payments received, less any gross partial withdrawals, from the date of death to the date of payment of death proceeds.

Until the death proceeds are paid, the policy value will remain in the subaccounts as previously specified by the owner or as reallocated pursuant to instructions received by us from all beneficiaries (due proof of death is required before we will accept such instructions). Therefore, the policy value (and cash value) will fluctuate with the investment performance of the applicable subaccounts and accordingly, the amount of the death proceeds will also vary until the proceeds are paid.

For purposes of this policy, proof of death means:

(a)	a certified copy of the death certificate; or

(b)	a certified copy of a decree of a court of competent jurisdiction as to a finding of death; and

(c)	any other proof or other documents required by us.

Where there are joint annuitants, the death proceeds becomes payable only upon the death of the surviving annuitant, subject to the distribution requirements under Subsection CII. below.

If You have not directed how death proceeds are to be paid by the date of death, the beneficiary may make such election within one year of the date we receive due proof of the owner’s or annuitant’s death as described in Subsection C below. The beneficiary may elect to receive the death proceeds as a lump sum or in payments as described in Subsection C below. We will pay interest on death proceeds as required by law.

We must distribute death proceeds or continue making payments under an income option under this annuity policy as required in Internal Revenue Code Section 72(s). The requirements of Internal Revenue Code Section 72(s) will override any provision of this policy to the contrary.

B.	GUARANTEED MINIMUM DEATH BENEFIT

The amount of the guaranteed minimum death benefit, if any, is based on the guaranteed minimum death benefit option shown on the policy data page. The guaranteed minimum death benefit is only payable upon the annuitant’s death. You may not change the guaranteed minimum death benefit option after we issue the policy.

D593	Page 12

SECTION 9 – CONTINUED

C.	DEATH PRIOR TO ANNUITY COMMENCEMENT DATE

Payment of death proceeds depends on the relationships between the owner, annuitant, and beneficiary as outlined below.

If there are surviving owners, the surviving owners automatically take the place of any beneficiary designation.

I.	Annuitant Death

When we have due proof that the annuitant died before the annuity commencement date, the death proceeds are payable to the beneficiary. If no beneficiary is designated and there is no surviving owner, the owner’s estate will become the beneficiary.

a)

When the beneficiary is the deceased annuitant’s surviving spouse. The beneficiary may elect to continue this policy as owner and annuitant rather than receiving the death proceeds. If the policy is continued, an amount equal to the excess, if any, of the guaranteed minimum death benefit over the policy value will then be added to the policy value pro rata according to the amount of policy value in each Investment Option at that time. This is a one-time only policy value adjustment applied at the time the policy is continued, and the guaranteed minimum death benefit previously selected will continue on as applicable.

If the beneficiary elects to have the death proceeds paid rather than continue the policy, the death proceeds must be distributed pursuant to subsections b)(1) and (2) below.

b)	When the beneficiary is an individual who is not the deceased annuitant’s surviving spouse. The death proceeds must be distributed:

(1)	by the end of 5 years after the date of the deceased annuitant’s death; or

(2)

payments must begin no later than one year after the deceased annuitant’s death and must be made for a period certain or for this beneficiary’s lifetime, so long as any period certain does not exceed this beneficiary’s life expectancy (as defined by the Internal Revenue Code and regulations adopted under that Code). Election of this option must be made at least 60 days prior to the one year anniversary of the annuitant’s death.

c)	When the beneficiary is not a natural person. The death proceeds must be distributed within 5 years after the annuitant’s death.

II.	Owner Death

If the deceased owner is also the annuitant, Subsection C.I. “Annuitant Death” above applies.

If an owner or joint owner who is not an annuitant dies prior to the annuity commencement date and before the entire interest in the policy is distributed, the successor owner as defined below will become the new owner, and no death proceeds are payable. The person or entity first listed below who is alive or in existence on the date of that death will become the successor owner:

a)	surviving owner;

b)	primary beneficiary;

c)	contingent beneficiary; or

d)	deceased owner’s estate.

The successor owner will need to take distributions according to a), b), or c) below:

a)	If the sole successor owner is the deceased owner’s spouse, we will continue this policy with the successor owner as the new owner.

b)	If the successor owner is an individual who is not the deceased owner’s spouse, the adjusted policy value must be distributed:

(1)	by the end of 5 years after the date of the deceased owner’s death; or

(2)

payments must begin no later than one year after the deceased owner’s death and must be made for a period certain or for the successor owner’s lifetime, so long as any period certain does not exceed the successor owner’s life expectancy (as defined by the Internal Revenue Code and regulations adopted under that Code). Election of this option must be made at least 60 days prior to the one year anniversary of the deceased owner’s death.

c)	If the successor owner is not a natural person, the adjusted policy value must be distributed within 5 years after the owner’s death.

DB593	Page 13

SECTION 9 – CONTINUED

D.	DEATH ON OR AFTER THE ANNUITY COMMENCEMENT DATE

The death proceeds on or after the annuity commencement date depend on the payment option selected. If any owner dies on or after the annuity commencement date, but before the entire interest in the policy is distributed, the remaining portion of such interest in the policy will be distributed to the beneficiary at least as rapidly as under the method of distribution being used as of the date of that death.

E.	AN OWNER IS NOT AN INDIVIDUAL

If any owner is not an individual, then for purposes of the provisions in subsection C or D above, (1) the primary annuitant will be treated as the owner of the policy; and (2) the death of, or any change in, the primary annuitant, will be treated as the death of the owner.

SECTION 10 – INCOME OPTIONS

A.	GENERAL PAYMENT PROVISIONS

Payment

If this policy is in force on the annuity commencement date, we will use the fixed account portion and/or the separate account portion of the adjusted policy value to make payments under an income option to the payee under fixed income option 2 and/or variable income option 3-V, respectively, with 10 years certain, or if elected, under one or more of the other income options described in this section, or any other method of payment if we agree. However, the income option elected must provide for lifetime income or income for a period of at least 60 months. You will become the annuitant upon annuitization, unless the owner is not a natural person. Payments will be made at 1, 3, 6, or 12-month intervals. We reserve the right to change the frequency of payments to avoid making payments of less than $50.

Before the annuity commencement date, if the death proceeds become payable, or if you surrender this policy, we will pay any proceeds in one sum, or if elected, all or part of these proceeds may be applied to one or more of the income options described in this section, or any other method of payment if we agree.

Adjusted Age

Payments under fixed income options 2 and 4 and the first payment under variable income options 3-V and 5-V are determined based on the adjusted age of the annuitant. The adjusted age is the annuitant’s actual age on the annuitant’s nearest birthday, at the annuity commencement date, adjusted as follows:

Annuity Commencement Date	Adjusted Age
Before 2010	Actual Age
2010 – 2019	Actual Age minus 1
2020 – 2026	Actual Age minus 2
2027 – 2033	Actual Age minus 3
2034 – 2040	Actual Age minus 4
After 2040	Actual Age minus 5

Election of Optional Method of Payment

Before the annuity commencement date, you can elect or change an income option. You may elect, in a notice in a form and manner acceptable to us, income options that may be either variable, fixed, or a combination of both. If you elect a combination, you must also tell us what part of the adjusted policy value on the annuity commencement date are to be applied to provide each type of payment. (You must also specify which subaccounts.) The amount of a combined payment will be the sum of the variable and fixed payments. Payments under a variable income option will reflect the investment performance of the selected subaccount(s) of the separate account.

Payee

Unless you specify otherwise, the payee shall be the annuitant, or the beneficiary as described in Section 11.

In the event of the death of a payee who is not the annuitant prior to the end of payments pursuant to the terms of the income option chosen, payments will be continued to the beneficiary or their present value may be paid in a single sum.

Proof of Age

We may require proof of the age of any person who elects income options 2, 3-V, 4 and 5-V of this Section before we make the first payment.

Minimum Proceeds

If the proceeds are less than $2,000, we reserve the right to pay them out as a lump sum instead of applying them to an income option.

Premium Tax

We may be required by law to pay premium tax on the amount applied to an income option. If so, we will deduct the premium tax before applying the proceeds.

Supplementary Contract

Once proceeds become payable and an income option has been selected, we will issue a supplementary contract to reflect the terms of the selected income option. The supplemental contract will name the payee(s) and will describe the payment schedule.

S1297	Page 14

SECTION 10 – CONTINUED

B.	FIXED INCOME OPTIONS

Guaranteed Income Options

The amount of the fixed payment is determined by multiplying each $1,000 of policy proceeds allocated to fixed income option 1, 2, or 4 by the amounts shown on pages 18 and 19 for the option you select. Income options 1 and 3 are based on the guaranteed interest rate shown on page 18. Income options 2 and 4 are based on the guaranteed interest rate shown on page 18 and the “Annuity 2000” (male, female, and unisex if required by law) mortality table projected for improvement using projection scale G.

Fixed Income Option 1 Income for a Specified Period We will make level payments only for the specific period you choose. The specified period may not exceed your life expectancy. No funds will remain at the end of the specified period.

Fixed Income Option 2—Life Income You may choose between:

(a)	No Period Certain—We will make level payments only during the annuitant’s lifetime.

(b)	10 Years Certain—We will make level payments for the longer of the annuitant’s lifetime or ten years.

(c)	Guaranteed Return of Policy Proceeds—We will make level payments for the longer of the annuitant’s lifetime or until the total dollar amount of payments equals the amount applied to this option.

(d)

Life with Emergency Cash (SM) We will make level payments during the annuitant’s lifetime, but the annuity may be surrendered (in full or part). The emergency cash value is equal to a multiple of the payment where that multiple reduces over time to zero at age 101. We will apply a surrender charge. Should the annuitant die before age 101 (or, for qualified policies, the applicable age based on IRS Life Expectancy table(s) if earlier), the same value would be payable, but without the surrender charge.

Fixed income options 2(a) and 2(d) are not available for annuitant adjusted age(s) greater than 85.

Fixed Income Option 3—Income of a Specified Amount

We will make payments for any specified amount you choose until the amount applied to this option, with interest, is exhausted. The duration of the payments may not exceed the annuitant’s life expectancy. This will be a series of level payments followed by a smaller final payment.

Fixed Income Option 4—Joint and Survivor Annuity

You may choose between:

(a)	No Period Certain We will make payments during the joint lifetime of the annuitant and a joint annuitant of your choosing. We will make payments as long as either person is living.

(b)

Life with Emergency Cash (SM)—We will make level payments during the joint lifetime of the annuitant and a joint annuitant of your choosing. We will make payments as long as either person is living, but the annuity may be surrendered (in full or part). The emergency cash value is equal to a multiple of the payment, where that multiple reduces over time to zero at age 10 1 of the younger annuitant. We will apply a surrender charge. Should the last surviving annuitant die before age 101 (or, for qualified policies, the applicable age based on IRS Life Expectancy table(s) if earlier), the same value would be payable, but without the surrender charge.

Fixed income options 4(a) and 4(b) are not available for annuitant adjusted age(s) greater than 85.

Current Income Options

The amounts shown in the tables on pages 1 8 and 19 are the guaranteed amounts. You may obtain current amounts we offer to individuals of the same class, subject to availability as described under “Guaranteed Income Options” above.

SB1297	Page 15

GUARANTEED FIXED INCOME OPTIONS **

The amounts shown in these tables are the guaranteed amounts for each 1,000 of the proceeds. Higher current amounts may be available at the time of settlement.

Option 1			Option 2 (a)			Option 2 (b)			Option 2 (c)			Option 2 (d)
Number of Years Payable	Amount of Monthly Installment		Monthly Installment For Life No Period Certain			Monthly Installment For Life 10 Years Certain			Monthly Installment For Life Guaranteed Return of Policy Proceeds			Monthly Installment For Life With Emergency Cash (SM)
		Age*	Male	Female	Unisex	Male	Female	Unisex	Male	Female	Unisex	Male	Female	Unisex
		50	$2.97	$2.86	$2.90	$2.96	$2.86	$2.89	$2.79	$2.74	$2.76	$2.69	$2.66	$2.67
		51	3.04	2.92	2.96	3.02	2.91	2.94	2.84	2.79	2.80	2.74	2.70	2.72
		52	3.10	2.98	3.02	3.08	2.97	3.01	2.89	2.84	2.85	2.79	2.75	2.76
		53	3.18	3.05	3.09	3.15	3.03	3.07	2.94	2.89	2.90	2.84	2.80	2.81
5	17.28	54	3.25	3. 11	3.15	3.22	3.10	3.14	3.00	2.94	2.96	2.89	2.85	2.86
6	14.51	55	3.33	3.18	3.23	3.30	3.17	3.21	3.06	3.00	3.02	2.94	2.90	2.91
7	12.53	56	3.41	3.26	3.30	3.38	3.24	3.28	3.12	3.06	3.07	3.00	2.96	2.97
8	11.04	57	3.50	3.34	3.39	3.46	3.32	3.36	3.18	3.12	3.14	3.06	3.01	3.03
9	9.89	58	3.60	3.42	3.47	3.55	3.39	3.44	3.25	3.18	3.20	3.12	3.07	3.08
10	8.96	59	3.69	3.51	3.56	3.65	3.48	3.53	3.32	3.25	3.27	3.18	3.13	3.15
11	8.21	60	3.80	3.60	3.66	3.75	3.57	3.62	3.39	3.32	3.34	3.25	3.20	3.21
12	7.58	61	3. 91	3. 70	3.76	3.85	3.66	3.72	3.46	3.39	3.41	3.32	3.27	3.28
13	7.05	62	4.03	3.81	3.87	3.96	3.76	3.82	3.54	3.47	3.49	3.39	3.34	3.35
14	6.59	63	4.16	3.92	3.99	4.07	3.87	3.93	3.63	3.55	3.57	3.47	3.41	3.43
15	6.20	64	4.30	4.04	4.12	4.20	3.98	4.04	3.72	3.63	3.66	3.55	3.49	3.51
16	5.85	65	4.45	4.16	4.25	4.32	4.09	4.16	3.81	3.72	3.75	3.63	3.57	3.59
17	5.55	66	4.60	4.30	4.39	4.46	4.22	4.29	3.91	3.81	3.84	3.72	3.66	3.68
18	5.27	67	4.77	4.45	4.54	4.60	4.35	4.42	4.01	3.91	3.94	3.81	3.75	3.77
19	5.03	68	4.95	4.60	4.71	4.75	4.49	4.57	4.11	4.01	4.04	3.90	3.85	3.86
20	4.81	69	5.14	4.77	4.88	4.90	4.64	4.71	4.23	4.12	4.15	4.01	3.95	3.96
		70	5.34	4.95	5.07	5.06	4.79	4.87	4.34	4.24	4.27	4.11	4.05	4.07
		71	5.56	5.15	5.27	5.22	4.95	5.03	4.47	4.36	4.39	4.22	4.17	4.18
		72	5.79	5.36	5.49	5.39	5.12	5.20	4.60	4.49	4.52	4.34	4.29	4.30
		73	6.03	5.59	5.72	5.56	5.30	5.38	4.73	4.62	4.66	4.46	4.40	4.42
		74	6.30	5.83	5.97	5.74	5.49	5.57	4.88	4.77	4.80	4.59	4.54	4.55
		75	6.58	6.10	6.24	5.93	5.68	5.76	5.03	4.92	4.95	4.72	4.67	4.69
		76	6.88	6.39	6.53	6.11	5.88	5.95	5.18	5.08	5.11	4.85	4.81	4.82
		77	7.20	6.70	6.85	6.30	6.09	6.15	5.35	5.25	5.28	5.00	4.96	4.97
		78	7.55	7.03	7.19	6.49	6.30	6.36	5.53	5.43	5.46	5.15	5.12	5.12
		79	7.92	7.40	7.55	6.68	6.51	6.56	5.71	5.61	5.64	5.31	5.28	5.29
		80	8.32	7.79	7.95	6.87	6.72	6.77	5.90	5.81	5.84	5.48	5.45	5.46
		81	8.75	8.22	8.38	7.06	6.93	6.97	6.11	6.02	6.05	5.67	5.64	5.64
		82	9.20	8.69	8.84	7.24	7.13	7.16	6.32	6.24	6.27	5.84	5.83	5.84
		83	9.69	9.19	9.34	7.41	7.33	7.36	6.55	6.48	6.50	6.05	6.04	6.04
		84	10.21	9.74	9.88	7.58	7.52	7.54	6.78	6.72	6.74	6.24	6.24	6.24
		85	10.77	10.33	10.46	7.74	7.69	7.71	7.03	6.98	7.00	6.48	6.48	6.48
		86				7.89	7.86	7.87	7.29	7.26	7.27
		87				8.03	8.01	8.01	7.57	7.54	7.55
		88				8.16	8.15	8.15	7.86	7.84	7.85
		89				8.28	8.27	8.27	8.17	8.15	8.16
		90				8.38	8.38	8.38	8.49	8.48	8.48
		91				8.48	8.48	8.48	8.83	8.82	8.83
		92				8.57	8.57	8.57	9.19	9.18	9.19
		93				8.65	8.64	8.65	9.58	9.56	9.57
		94				8.72	8.71	8.71	10.00	9.97	9.98
		95				8.78	8.77	8.77	10.45	10.40	10.42

*	Adjusted age as defined in Section lOA

**	The guaranteed fixed income amounts are based on a guaranteed interest rate of 1.5%.

Dollar amounts of monthly, quarterly, semi-annual and annual installments not shown in the above tables will be calculated on the same basis as those shown and may be obtained from the Company (if the option is available based on adjusted age as described in Section 10).

T1063	Page 18

Fixed Income Option 4 (a)

Monthly Installment For Joint and Full Survivor

Adjusted Age of Male Annuitant*	Adjusted Age of Female Annuitant*
	15 Years Less Than Male	12 Years Less Than Male	9 Years Less Than Male	6 Years Less Than Male	3 Years Less Than Male	Same As Male	3 Years More Than Male
50	$2.20	$2.27	$2.34	$2.41	$2.48	$2.55	$2.62
55	2.35	2.44	2.52	2.61	2.71	2.80	2.88
60	2.54	2.64	2.76	2.88	2.99	3.11	3.23
65	2.77	2.91	3.06	3.22	3.38	3.54	3.69
70	3.08	3.26	3.46	3.67	3.89	4.11	4.33
75	3.47	3.72	3.99	4.29	4.60	4.93	5.24
80	4.01	4.35	4.74	5.17	5.62	6.08	6.53
85	4.75	5.25	5.81	6.44	7.09	7.75	8.36

Monthly Installment For Unisex Joint and Full Survivor

Adjusted Age of Male Annuitant*	Adjusted Age of Joint Annuitant*
	15 Years Less Than First	12 Years Less Than First	9 Years Less Than First	6 Years Less Than First	3 Years Less Than First	Same As First	3 Years More Than First
50	$2.20	$2.27	$2.34	$2.41	$2.48	$2.55	$2.61
55	2.36	2.44	2.53	2.62	2.70	2.79	2.87
60	2.55	2.65	2.76	2.88	2.99	3.10	3.20
65	2.79	2.92	3.07	3.22	3.37	3.52	3.66
70	3.10	3.28	3.47	3.67	3.88	4.09	4.28
75	3.50	3.75	4.02	4.30	4.60	4.89	5.16
80	4.06	4.40	4.78	5.19	5.62	6.04	6.44
85	4.83	5.32	5.87	6.47	7.10	7.71	8.28

Fixed Income Option 4 (b)

Monthly Installment For Joint and Full Survivor (Life with Emergency Cash (SM))

Adjusted Age of Male Annuitant*	Adjusted Age of Joint Annuitant*
	15 Years Less Than Male	12 Years Less Than Male	9 Years Less Than Male	6 Years Less Than Male	3 Years Less Than Male	Same As Male	3 Years More Than Male
50	$2.15	$2.21	$2.28	$2.35	$2.42	$2.49	$2.54
55	2.28	2.36	2.45	2.53	2.62	2.70	2.77
60	2.45	2.54	2.65	2.76	2.87	2.97	3.06
65	2.64	2.77	2.90	3.04	3.18	3.31	3.42
70	2.89	3.04	3.21	3.39	3.57	3.75	3.89
75	3.19	3.39	3.61	3.84	4.08	4.30	4.47
80	3.57	3.83	4.12	4.42	4.73	5.02	5.23
85	4.06	4.41	4.78	5.17	5.57	5.98	6.23

Monthly Installment For Unisex Joint and Full Survivor (Life with Emergency Cash (SM))

Adjusted Age of Male Annuitant*	Adjusted Age of Joint Annuitant*
	15 Years Less Than First	12 Years Less Than First	9 Years Less Than First	6 Years Less Than First	3 Years Less Than First	Same As First	3 Years More Than First
50	$2.15	$2.22	$2.28	$2.35	$2.42	$2.49	$2.54
55	2.29	2.37	2.45	2.53	2.62	2.70	2.76
60	2.45	2.55	2.65	2.76	2.87	2.97	3.05
65	2.65	2.78	2.91	3.04	3.18	3.31	3.40
70	2.90	3.06	3.22	3.40	3.57	3.74	3.86
75	3.21	3.41	3.62	3.86	4.08	4.29	4.45
80	3.60	3.86	4.14	4.44	4.73	5.02	5.21
85	4.08	4.43	4.80	5.18	5.58	5.97	6.21

*	Adjusted age as defined in Section 10.A.

Dollar amounts of monthly, quarterly, semi-annual, and annual installments not shown in the above tables will be calculated on the same basis as those shown and may be obtained from the Company (if the option is available based on adjusted age as described in Section 10).

TB1063	Page 19

VARIABLE INCOME OPTIONS

BASED ON ASSUMED INVESTMENT RETURN **

The amounts shown in these tables are the initial payment amounts based on a 5.0% assumed investment return for each $1,000 of the proceeds.

	Option 3-V (a)			Option 3-V (b)			Option 3-V (c)
	Monthly Installment for Life No Period Certain			Monthly Installment for Life 10 Years Certain			Monthly Installment for Life With Emergency Cash ISM)
Age*	Male	Female	Unisex	Male	Female	Unisex	Male	Female	Unisex
50	$5.07	$4.93	$4.98	$5.04	$4.92	$4.95	$4.83	$4.76	$4.78
51	5.13	4.99	5.03	5.09	4.96	5.00	4.87	4.80	4.82
52	5.19	5.04	5.08	5.15	5.01	5.05	4.92	4.84	4.86
53	5.26	5.10	5.14	5.21	5.07	5.11	4.96	4.88	4.91
54	5.33	5.16	5.21	5.27	5.12	5.17	5.01	4.93	4.95
55	5.40	5.22	5.27	5.34	5.18	5.23	5.06	4.98	5.00
56	5.48	5.29	5.35	5.41	5.25	5.30	5.12	5.03	5.05
57	5.57	5.36	5.42	5.49	5.32	5.37	5.18	5.08	5.11
58	5.66	5.44	5.50	5.57	5.39	5.44	5.24	5.14	5.17
59	5.75	5.52	5.59	5.66	5.47	5.52	5.31	5.20	5.23
60	5.85	5.61	5.68	5.75	5.55	5.61	5.37	5.26	5.29
61	5.97	5.70	5.78	5.85	5.63	5.70	5.45	5.33	5.37
62	6.09	5.81	5.89	5.95	5.72	5.79	5.53	5.40	5.44
63	6.21	5.91	6.00	6.06	5.82	5.89	5.61	5.48	5.52
64	6.35	6.03	6.13	6.17	5.92	6.00	5.70	5.56	5.60
65	6.50	6.16	6.26	6.29	6.03	6.11	5.79	5.65	5.69
66	6.66	6.29	6.40	6.42	6.15	6.23	5.89	5.75	5.79
67	6.83	6.43	6.55	6.55	6.27	6.36	6.00	5.85	5.89
68	7.01	6.59	6.71	6.69	6.40	6.49	6.11	5.96	6.00
69	7.21	6.76	6.89	6.83	6.54	6.63	6.23	6.07	6.12
70	7.41	6.94	7.08	6.98	6.69	6.77	6.36	6.20	6.25
71	7.63	7.14	7.28	7.13	6.84	6.93	6.49	6.33	6.38
72	7.87	7.35	7.50	7.28	7.00	7.09	6.63	6.46	6.52
73	8.12	7.58	7.74	7.45	7.17	7.25	6.78	6.62	6.66
74	8.39	7.83	8.00	7.61	7.34	7.42	6.94	6.78	6.83
75	8.68	8.11	8.28	7.78	7.52	7.60	7.11	6.95	7.00
76	8.99	8.40	8.58	7.95	7.71	7.78	7.29	7.13	7.18
77	9.32	8.72	8.90	8.12	7.90	7.97	7.47	7.33	7.36
78	9.68	9.07	9.25	8.29	8.09	8.16	7.68	7.52	7.57
79	10.06	9.45	9.63	8.47	8.29	8.34	7.88	7.74	7.79
80	10.47	9.85	10.04	8.64	8.48	8.53	8.11	7.98	8.01
81	10.91	10.30	10.48	8.80	8.67	8.71	8.34	8.23	8.26
82	11.38	10.78	10.96	8.97	8.86	8.89	8.60	8.48	8.53
83	11.88	11.30	11.47	9.12	9.04	9.06	8.84	8.75	8.77
84	12.42	11.87	12.03	9.27	9.21	9.23	9.09	9.01	9.05
85	12.99	12.48	12.63	9.41	9.37	9.38	9.35	9.31	9.32
86				9.54	9.51	9.52
87				9.67	9.65	9.65
88				9.78	9.77	9.77
89				9.89	9.88	9.88
90				9.98	9.98	9.98
91				10.07	10.07	10.07
92				10.15	10.15	10.15
93				10.22	10.22	10.22
94				10.28	10.28	10.28
95				10.34	10.33	10.33

*	Adjusted age as defined in Section 10.A.

** The	discount factor per day which corresponds to the assumed investment return of 5.0% is .99986634.

Dollar amount of monthly, quarterly, semi-annual, and annual installments not shown in the above tables will be calculated on the same basis as those shown and may be obtained from the Company (if the option is available based on adjusted age as described in Section 10).

H1358	Page 20

Variable Income Option 5-V (a)

Monthly Installment For Joint and Full Survivor

Adjusted Age of Male Annuitant*	Adjusted Age of Female Annuitants*
	15 Years Less Than Male	12 Years Less Than Male	9 Years Less Than Male	6 Years Less Than Male	3 Years Less Than Male	Same As Male	3 Years More Than Male
50	$4.37	$4.42	$4.46	$4.51	$4.56	$4.62	$4.67
55	4.48	4.54	4.60	4.67	4.74	4.81	4.88
60	4.62	4.70	4.79	4.88	4.98	5.08	5.18
65	4.81	4.92	5.04	5.17	5.31	5.46	5.61
70	5.07	5.23	5.40	5.59	5.79	6.00	6.22
75	5.43	5.65	5.90	6.18	6.48	6.79	7.11
80	5.94	6.26	6.63	7.04	7.49	7.95	8.40
85	6.67	7.15	7.70	8.31	8.97	9.63	10.26

Monthly Installment For Unisex Joint and Full Survivor

Adjusted Age of First Annuitant*	Adjusted Age of Joint Annuitant*
	15 Years Less Than First	12 Years Less Than First	9 Years Less Than First	6 Years Less Than First	3 Years Less Than First	Same As First	3 Years More Than First
50	$4.38	$4.42	$4.47	$4.51	$4.56	$4.61	$4.66
55	4.48	4.54	4.60	4.67	4.73	4.80	4.87
60	4.63	4.70	4.79	4.88	4.97	5.07	5.16
65	4.82	4.93	5.05	5.17	5.30	5.44	5.57
70	5.09	5.24	5.41	5.59	5.78	5.97	6.16
75	5.46	5.68	5.93	6.19	6.47	6.75	7.03
80	5.99	6.31	6.67	7.07	7.48	7.90	8.30
85	6.75	7.23	7.76	8.35	8.97	9.59	10.17

*	Adjusted age as defined in Section 10.A

Variable Income Option 5-V (b)

Monthly Installment For Joint and Full Survivor (Life with Emergency Cash (SM))

Adjusted Age of Male Annuitant*	Adjusted Age of Female Annuitants*
	15 Years Less Than Male	12 Years Less Than Male	9 Years Less Than Male	6 Years Less Than Male	3 Years Less Than Male	Same As Male	3 Years More Than Male
50	$4.34	$4.38	$4.42	$4.47	$4.51	$4.57	$4.61
55	4.43	4.48	4.54	4.60	4.67	4.74	4.79
60	4.55	4.62	4.70	4.78	4.88	4.97	5.05
65	4.71	4.80	4.91	5.03	5.16	5.30	5.41
70	4.92	5.05	5.21	5.38	5.56	5.76	5.91
75	5.21	5.40	5.61	5.86	6.12	6.40	6.61
80	5.61	5.88	6.19	6.53	6.90	7.29	7.56
85	6.16	6.54	6.98	7.46	7.95	8.41	8.76

Monthly Installment For Unisex Joint and Full Survivor (Life with Emergency Cash (SM))

Adjusted Age of First Annuitant*	Adjusted Age of Joint Annuitant*
	15 Years Less Than First	12 Years Less Than First	9 Years Less Than First	6 Years Less Than First	3 Years Less Than First	Same As First	3 Years More Than First
50	$4.34	$4.38	$4.42	$4.47	$4.51	$4.56	$4.60
55	4.43	4.48	4.54	4.60	4.67	4.73	4.78
60	4.55	4.62	4.70	4.78	4.87	4.96	5.03
65	4.71	4.81	4.92	5.03	5.16	5.29	5.38
70	4.93	5.07	5.22	5.38	5.56	5.74	5.87
75	5.23	5.42	5.63	5.87	6.12	6.38	6.56
80	5.64	5.91	6.21	6.55	6.90	7.26	7.51
85	6.21	6.58	7.02	7.48	7.97	8.41	8.74

*	Adjusted age as defined in Section 10.A

Dollar amounts of monthly, quarterly, semi-annual, and annual installments not shown in the above tables will be calculated on the same basis as those shown and may be obtained from the Company (if the option is available based on adjusted age as described in Section 10).

J1358	Page 21

SECTION 11 – GENERAL PROVISIONS

THE CONTRACT

This policy, which includes any attached endorsements and riders, constitutes the entire contract between you and us.

MODIFICATION OF POLICY

No change in this policy is valid unless made in writing by us and approved by one of our authorized officers. No agent or registered representative has authority to change or waive any provision of Your policy.

TAX QUALIFICATION

This policy is intended to qualify as an annuity contract for federal income tax purposes. The provisions of this policy are to be interpreted to maintain such qualification, notwithstanding any other provisions to the contrary. To maintain such tax qualification, we reserve the right to amend this policy to reflect any clarifications that may be needed or are appropriate to maintain such tax qualification or to conform this policy to any applicable changes in the tax qualification requirements. We will send you a copy in the event of any such amendment If you refuse such an amendment it must be by giving us written notice, and your refusal may result in adverse tax consequences.

NON-PARTICIPATING

This policy will not share in our profits or surplus.

AGE OR SEX CORRECTIONS

If the age or sex of the annuitant has been misstated, the benefits will be those, which the premiums paid, would have purchased for the correct age and sex. Any underpayment made by us will be paid with the next payment Any overpayment made by us will be deducted from future payments. Any underpayment or overpayment will include interest from the date of the incorrect payment to the date of the adjustment.

INCONTESTABILITY

This policy shall be incontestable from the policy date.

EVIDENCE OF SURVIVAL

We have the right to require evidence satisfactory to us that a person was alive if a payment is based on that person being alive. No payment will be made until we receive the evidence of continued survival.

SETTLEMENT

Any payment by us under this policy is payable at our administrative office.

RIGHTS OF OWNER

Prior to the annuity commencement date, the owner may, while the annuitant is living:

1.	Assign this policy.

2.	Surrender the policy to us.

3.	Amend or modify the policy with our consent.

4.	Elect to receive annuity payments or name a payee to receive the payments.

5.	Exercise, receive, and enjoy every other right and benefit contained in the policy.

The use of these rights may be subject to the consent of any assignee, irrevocable beneficiary, and of the spouse in a community or marital property state.

CHANGE OF OWNERSHIP

As permitted by law, you can change the owner of this policy by notifying us in writing in a form and manner acceptable to us. When a change takes effect, all rights of ownership in this policy will pass to the new owner.

A change of owner will not be effective until it is recorded in our records. After it has been so recorded, the change will take effect as of the date you signed the notice. However, if the annuitant dies before the notice has been so recorded, it will not be effective as to those proceeds we have paid before the change was recorded in our records.

We may require that the change be endorsed in the policy. Changing the owner does not change the beneficiary or the annuitant.

A change of ownership may result in adverse tax consequences.

COMMUNITY OR MARITAL PROPERTY

Unless we are notified in accordance with applicable law of a community or marital property interest in this policy, We are not bound by any such interest.

ANNUITY COMMENCEMENT DATE

The annuity commencement date is the date payments begin under an income option. In no event can this date be later than the last day of the month following the month in which the annuitant attains age 95. You may change the annuity commencement date at any time by giving us 30 days’ written notice.

ASSIGNMENT

Before the annuity commencement date, you may assign this policy as permitted by law. The assignment must be in writing and filed with us. We assume no responsibility for the validity of any assignment. Any claim made under an assignment shall be subject to proof of interest and the extent of the assignment.

Assignment of this policy may result in adverse tax consequences.

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SECTION 11 – CONTINUED

BENEFICIARY

Death proceeds, when payable in accordance with Section 9, are payable to the designated beneficiary or beneficiaries. Prior to the annuitant’s death, you may name or change a beneficiary, without the beneficiary’s consent (unless irrevocably designated or required by law) at any time by notifying us in writing in a form and manner acceptable to us. The change will take effect upon the date you sign it, whether or not you are living when we receive it. The notice must have been postmarked (or show other evidence of delivery that is acceptable to us) on or before the date of the annuitant’s death. Your most recent change of beneficiary notice will replace any prior beneficiary designations in their entirety. No change will apply to any payment we made before the written notice was received. If an irrevocable beneficiary dies, you may designate a new beneficiary.

You may direct the manner of payment of death proceeds pursuant to the terms of this policy, subject to applicable law. In the absence of such direction, the beneficiary may elect the manner of payment or make an election of any option.

Only those beneficiaries living or in existence at the time of the annuitant’s death will be eligible to receive a share of the death proceeds. If both primary and contingent beneficiaries have been named, payment will be made to the named primary beneficiaries living or in existence at the time the death proceeds become payable. Payment will be made to the named contingent beneficiaries only if all primary beneficiaries have died before the death proceeds become payable.

If death proceeds are payable to more than one beneficiary and you failed to specify their interest, they will share equally. If any beneficiary is alive at the time the death proceeds become payable, but dies before receiving their payment, their share will be paid to their estate.

PROTECTION OF PROCEEDS

The policy and payments under it will be exempt from the claims of creditors to the extent permitted by law. Unless you so direct by filing written notice with us, no beneficiary may assign any payments under this policy before the payments are due. To the extent permitted by law, no payments under this policy will be subject to the claims of creditors of any beneficiary.

DEFERMENT

We will pay any partial withdrawals or surrender proceeds from the separate account within 7 days after all requirements have been met. However, it may happen that the New York Stock Exchange is closed for trading (other than the usual weekend or holiday closings), or the Securities and Exchange Commission restricts trading or determines that an emergency exists. If so, It may not be practical for us to determine the investment experience of the separate account In that case, we may defer transfers among the subaccounts and to the fixed account, and determination or payment of partial withdrawals or surrender proceeds.

When permitted by law, we may defer paying any partial withdrawals or surrender proceeds from the fixed account for up to 6 months from the date we receive your request. If the annuitant dies after the request is made, but before the request is processed, the request will be processed before the death proceeds are determined.

REPORTS TO OWNER

We will give you an annual report at least once each policy year. This report will show the number and value of the accumulation units held in each of the subaccounts as well as the value of the fixed account. It will also show the death benefit, cash value, and any other facts required by law or regulation The report will be sent to you at the most current address we have recorded for you.

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